May 11, 2012

Pamela Long

SECURITIES AND EXCHANGE COMMISSION

Washington DC 200549

Re:	Dream Homes Limited
Amendment 6 to Registration Statement
File Number 333-176258

Dear SEC:

In response to your Comment Letter of May 10, 2012, and the submission of the 6th Amendment to the Registration Statement, filed May 7 and 9, 2012, please find the Company’s responses, keyed in order of the comment numbers:

1.	Please include the default status of your various debt instruments in the risk factors.

Response: Done, as suggested, with the 4th risk factor enhanced.

2	Refer to comment 4 in our May 3, 2012 letter. We await receipt of copies of the third-party source material for information included in the registration statement which is marked clearly to highlight the portion or section that contains this information and is cross-referenced to the appropriate location in the registration statement.

Response: This information was provided via FedEx on the 11th.

3	Please file the joint venture agreement with Great Bay as an exhibit.

Response: Done: filed as Exhibit 10.7.

4	Refer to comment 6 in our May 3, 2012 letter. As requested previously, specify the number of accredited investors who purchased shares as of April 30, 2008. Further, the revised disclosure relating to the issuance of an aggregate of 825,000 shares as of September 30, 2010 is inconsistent with the revised disclosure relating to the issuance of 238,290 shares and 586,700 shares as of September 30, 2012, which is an aggregate of 824,990 shares. Please reconcile the disclosures. Additionally, we assume the reference to Rule 4(2) rather than to Section 4(2) of the Securities Act is inadvertent. Please revise.

Response: The corrections to 4(2) have been made and the share numbers and purchasers have been reconciled.

5	We note the reference in exhibit 10.6 to the amendment to the agreement dated March 26, 2009. Revise the exhibit index to indicate that exhibit 10.3 includes the amendment to the agreement dated March 26, 2009.

Response: The index has been updated as suggested.

Attached to this letter are the 6 pages that have been altered or amended, redlined for ease of reference.

Respectfully,

DIETERICH & ASSOCIATES

/s/ Christopher Dieterich

Counsel to Dream Homes Limited

CHANGED PAGES

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A 6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DREAM HOMES LIMITED

(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	1520 (Primary Standard Industrial Classification Code Number)	26-1917476 (I.R.S. Employer Identification Number)

314 Route 9

Forked River, New Jersey 08731

(609) 693 – 8881 Ext. 102

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Vincent Simonelli

Chief Executive Officer

Dream Homes Limited

314 Route 9

Forked River, New Jersey 08731

(609) 693 – 8881 Ext. 102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher H. Dieterich, Esq.

Dieterich & Associates, LP

11835 West Olympic Blvd., Suite 1235E

Los Angeles, California 90064

(310) 312-6888

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

RISK FACTORS (page 9)

The Purchase of the Shares is highly speculative and involves a high degree of risk. Each prospective Investor is urged to consider carefully the risk factors discussed below, in addition to the risks set forth elsewhere, in determining whether an investment in the Company should be made and is appropriate for them. You should not invest in our common stock unless you can afford to lose your entire investment and you are not dependent on the funds you are investing.

We are a Development Stage Company and have no Revenue from the Sale of Homes.

Dream Homes is a development-stage company, which was formed several years ago to pursue a strategy of acquiring vacant land, securing entitlements on that land for residential or commercial development, and then accomplishing that development, which would lead to the sale of residential housing. We have, to date, not completed any homes for sale and therefore consider our status as that of development stage. We have, in the past, acquired rights to purchase vacant land, and we have the rights available to us to construct homes on certain parcels, but lack the financing to commence construction. We have incurred cash and significant non-cash operating losses in this pre-construction phase of the business, but we have not received any revenues from home sales.

Added Costs Due to Being a Public Company.

There is a substantial increase of costs to the Company because of being Public. These costs include, but are not limited to the cost of conducting a yearly audit of the financial condition and quarterly reviews of the Company and such costs can be in excess of $50,000 yearly. In addition, there can be additional legal costs associated with preparing all necessary filings with the Securities and Exchange Commission or other regulatory body, if the Company is subject to the reporting requirements of section 13 or 15(d) of the Securities Act. There are also assorted other additional costs to the Company for being Public. Because of all of these additional costs, the Company is likely to be less profitable, if it becomes profitable, if it does not generate enough revenue, when and if commences producing revenue, to cover the additional costs.

Our Board of Directors does not contain any independent directors.

Our board is composed of two members, Vincent Simonelli and Richard Pezzullo. Mr. Simonelli current owns 78.68% of the issued and outstanding common stock shares of Dream Homes. Mr. Pezzullo is an employee of Dream Homes, serving as the VP of Information Technology, as well as second member of the board. Thus, the Board members are not an “independent” director, based on the independence criteria set forth in the corporate governance listing standards of the NASDAQ Stock Market. The NASDAQ is the exchange that we selected in order to determine whether our directors and committee members meet the independence criteria of a national securities exchange, as required by Item 407(a)(1) of Regulation S-K. An independent director means a person who is not an employee (or a relative of an employee), who has no material business relationship with the company, and is not a significant owner of the company’s shares. Due to our small size, the Company does not presently have a separately designated audit committee, compensation committee, or nominating committee.

We have a history of no revenue and no income and recent losses since our inception that may continue and cause investors to lose their entire investment.

Dream Homes Limited (formerly Foxmoor Holdings Corp), (“Dream Homes”), is a Nevada corporation formed on January 29, 2008 and it has cumulative net losses amounting to $3,031,942 from Inception to December 31, 2011, losses amounting to $859,881 for the year ended December 31, 2010 and losses amounting to $137,157 for year ended December 31, 2011. We have borrowed approximately $115,000 from two lenders, the repayment of which is overdue, although no default has been issued by either lender. Such a notice could be received at any time and increase our probability of further financial difficulties, the cumulation of which could cause investors to lose their investment. Because of these conditions, we will require additional working capital to develop our business operations. We have not achieved profitability, are still in the development stage, and can give no assurances that we will achieve profitability within the near future, as we fund operating and capital expenditures, in such areas as sales and

3.	Issuance of Shares of Common Stock

As of January 31, 2008, Dream Homes had issued an aggregate of 12,000,000 shares of common stock for an aggregate of $10,000 in cash or $.001 per share and the contribution of office equipment aggregating $2,000 or $.001 per share to Vincent Simonelli.

As of April 30, 2008, Dream Homes had sold an aggregate of 497,894 shares of common stock to approximately 26 individuals for $497,894 or $1.00 per share. The purchasers in this round of financing were individuals, all of whom were accredited investors, and all were previously-known to the Company’s officers, directors, or employees as business associates of these persons.

As of December 31, 2008, Dream Homes had issued an aggregate of 261,500 shares of common stock to approximately 22 individuals, 6 of whom were non-accredited company insiders, and 16 of whom were accredited investors, all working to identify and develop potential purchasers of the homes or buildable lots that would result from development, as consideration for real estate consulting fees for an aggregate consideration of $261,500 or $1.00 per share.

As of December 31, 2009, Dream Homes has issued an aggregate of 1,667,616 shares of common stock to approximately to 19 individuals, 3 of whom were non-accredited, in consideration of $1,667,616 in consulting services valued at $1.00. These persons were all independent contractors, and their services were compensated under the auspices of Rule 4(2) by the issuance of restricted shares of common stock.

As of September 30, 2010, Dream Homes had issued an aggregate of 825,000 shares of common stock in consideration for consulting services aggregating $825,000 or $1.00 per share. Under Rule 4(2), 3 family members, and two company employees, all non-accredited investors, acquired 238,290 shares, in the aggregate; and 8 accredited investors, all business associates, acquired the remaining 586,710 shares.

As of December 31, 2011, 2010, and 2009, Dream Homes had issued 15,252,010 shares of common stock for an aggregate consideration of $3,264,010, $3,264,010, and $2,439,010 consisting of $507,894 in cash, $2,756,116, $2,756,116, and $1,931,116 in consulting services or property, respectively.

4. Lease and Other Commitments

Dream Homes occupies office space on a month to month basis at Route 9 South, Forked River, New Jersey at $1,000 per month. Rental expense for the period from inception (January 29, 2008) through December 31, 2008, and for the years ended December 31, 2011, 2010, and 2009 were $11,000, $12,000, $12,000, and $12,000, respectively.

Dream Homes is currently negotiating with Vincent C. Simonelli to establish an employment contract. No terms of these negotiations have been disclosed.

5. Notes Payable in Default

On May 5, 2008, Dream Homes (then Foxmoor Holdings Corp) issued an 8% Convertible Note due on May 5, 2012 to an unrelated third party. Interest is payable on a quarterly basis in the amount of $1,600.

This obligation is now in default with unpaid accrued interest of $17,067, $10,668, and $4,267 as of December 31, 2011, 2010, and 2009, respectively.

Item 15. Recent Sales of Unregistered Securities

The following is a summary of transactions by us within the past three years involving sales of our securities that were not registered under the Securities Act. Each offer and sale was exempt from registration under either Section 4(2) of the Securities Act or Rule 506 under Regulation D of the Securities Act because (i) the securities were offered and sold only to accredited investors; (ii) there was no general solicitation or general advertising related to the offerings; (iii) each investor was given the opportunity to ask questions and receive answers concerning the terms of and conditions of the offering and to obtain additional information; (iv) the investors represented that they were acquiring the securities for their own account and for investment; and (v) the securities were issued with restrictive legends.

As of January 31, 2008, Dream Homes has issued an aggregate of 12,000,000 shares of common stock to the founder, Vincent Simonelli, for an aggregate of $10,000 in cash or $.001 per share and the contribution of office equipment aggregating $2,000 or $.001 per share.

As of April 30, 2008, Dream Homes has sold an aggregate of 497,894 shares of common stock for $497,894 or $1.00 per share. The 26 purchasers in this round of financing were individuals, all of whom were accredited investors, and all were previously-known to the Company’s officers, directors, or employees as business associates of these persons.

As of December 31, 2008 Dream Homes has issued an aggregate of 261,500 shares of common stock to approximately 22 individuals, 6 of whom were non-accredited company insiders, and 16 of whom were accredited investors, all working to identify and develop potential purchasers of the homes or buildable lots that would result from development, as consideration for real estate consulting fees for an aggregate consideration of $261,500 or $1.00 per share.

As of December 31, 2009, Dream Homes has issued an aggregate of 1,667,616 shares of common stock to approximately to 19 individuals, 3 of whom were non-accredited, in consideration of $1,667,616 in consulting services valued at $1.00. These persons were all independent contractors, and their services were compensated under the auspices of Rule 4(2) by the issuance of restricted shares of common stock.

As of September 30, 2010, we issued an aggregate of 825,000 shares of common stock in consideration for consulting fees aggregating $825,000 or $1.00 per share. Under Rule 4(2), 3 family members, and two company employees, all non-accredited investors, acquired 238,290 shares, in the aggregate; and 8 accredited investors, all business associates, acquired the remaining 586,710 shares.

Item 16. Exhibits and Financial Statement Schedules

The exhibits set forth under the caption “Exhibit Index” below are included in this filing and incorporated by reference. The financial statement schedules have been omitted because they are not applicable, not required, or the information is included in the consolidated financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Forked River, State of New Jersey, on May 11 , 2012.

Dream Homes, Ltd.

By:	/s/ Vincent Simonelli
Name:	Vincent Simonelli
Title:	Chief Executive Officer and Principal Financial and Accounting Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Dream Homes Ltd., do hereby constitute and appoint Vincent Simonelli, and each of them individually, our true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Vincent Simonelli	Director, Chief Executive Officer, and Principal Financial and Accounting Officer	May 11 , 2012
Vincent Simonelli

/s/ Richard Pezzullo	Director	May 11 , 2012
Richard Pezzullo

EXHIBIT INDEX

The following exhibits are filed as part of this registration statement:

3.1	Certificate of Incorporation filed with State of Nevada, January 30, 2008(1)
3.1.1	Amendment to Articles of Incorporation (Name Change), filed July 30, 2010(1)
3.2	Bylaws(1)
4.1	Form of Corporate Share Certificate – common stock (2)
5.1	Opinion of Legal Counsel, Dieterich & Associates (filed with this Registration Statement)
10.1	Agreement between E.S.K. Builders at Keansburg, L.L.C. and Seaview Gardens at Keansburg, L.L.C., dated January 2009 (refiled with this Registration Statement)
10.1A	Signature page (only) of Exhibit 10.1 (filed April 27, 2012 and as part of 10.1 on May 7, 2012 )
10.2	Form of Dream Homes Limited Subscription Agreement as Amended (2)
10.3	Agreement of Sale between Loretta Development, LLC and 2404 LLC, 1401 LLC, Albert Benner and Mark Sykes, dated April 3, 2006 , including Amendment dated March 26, 2009 (1)
10.4	Assignment of Contracts and Equitable Interest – Redwood Avenue from Loretta Development, LLC and Foxmoor Holdings Corp., dated May 5, 2010(1)
10.5	Assignment of Contracts and Equitable Interest – Seaview Gardens from Loretta Development, LLC and Foxmoor Holdings Corp., dated May 5, 2010(1)
10.6	Amendment to April 3, 2006 Agreement of Sale between Loretta Development, LLC and 2404, LLC, dated December 31, 2010 (filed on May 7, 2012 )
10.7	Little Egg Harbor Joint Venture Agreement between Dream Homes Ltd and Great Bay Little Egg LLC, dated April 30, 2012 (filed with this Registration Statement)
14.1	Code of Ethics (2)
23.1	Consent of Dieterich & Associates (Legal Counsel) (included in Exhibit 5.1)
23.2	Consent of LGG & Associates, PC, Independent Certified Public Accounting Firm (filed with this Registration Statement)

(1)	Filed with the original Registration statement on August 12, 2011
(2)	Filed with the Amended Registration statement on April 27, 2012